Exhibit 99.6

NICE Actimize Recognized with 2021 Frost & Sullivan North America Technology
Innovation Leadership Award for Enterprise Fraud Management

The analyst report stated that by embracing artificial intelligence, machine learning, and cloud computing, NICE Actimize continuously developed new features and functionalities for enterprise fraud management

Hoboken, NJ, February 9 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, has announced that it is the recipient of the 2021 Frost & Sullivan North America Technology Innovation Leadership Award for enterprise fraud management (EFM). For the Technology Innovation Leadership Award, Frost & Sullivan analysts independently evaluated two key factors — technology leverage and business impact — across ten benchmarking criteria. Frost & Sullivan’s Technology Innovation Award recognizes the company that has introduced the best underlying technology for achieving remarkable product and customer success while driving future business value.

To download a full copy of the “2021 Frost & Sullivan North America Technology Innovation Leadership for Enterprise Fraud Management” report on NICE Actimize and its EFM expertise, please click here.

According to Frost & Sullivan’s analysis of NICE Actimize, “At the foundation of NICE Actimize’s expansive product portfolio lies its Integrated Fraud Management (IFM-X) platform. Launched as a next-generation platform in 2019, IFM-X serves as a fraud hub for NICE Actimize’s clients, combining disparate data streams, adaptive data analytics, artificial intelligence, and machine learning to solve clients' complex needs with holistic fraud management.

The technology innovation report explained, “The platform includes a variety of packaged solutions specifically designed to enable use cases in authentication management, digital banking fraud, payments fraud, business email compromise, advanced fraud analytics, card and emerging payments fraud, check fraud, and internal threats.”

“NICE Actimize’s leadership and dedication to the industry have led the company to create an extensive portfolio of fraud management products that empower users in an endless number of use cases. By embracing key mega trends such as artificial intelligence (AI), machine learning (ML), and cloud computing, the company continuously developed new features and functionalities that enable its clients to be proactive as they join forces to address the emerging fraud threats,” said Jeffrey Castilla, Best Practices Research Team Leader, Frost & Sullivan. “With its strong overall performance, NICE Actimize earns the 2021 Frost & Sullivan Technology Leadership Award for enterprise fraud management.”

The report also acknowledged NICE Actimize’s continuing commitment to the cloud, observing, “NICE Actimize is positioned to support their clients on their journey with a suite of cloud-based value-added services. The company had already started its journey to the cloud years ago, beginning with ActimizeWatch, its managed analytics service, and subsequently developing into an extensive suite of solutions.”

Additionally, the report cited NICE Actimize’s investment in AI and machine learning targeting its enterprise fraud solutions, explaining, “NICE Actimize continues to evolve it’s AI/ML capabilities with investments in automated and adaptive machine learning, as well leveraging cutting-edge AI/ML techniques like ‘Federated Learning’ to automatically share fraud signals between its risk models, across NICE Actimize’s client base. This allows organizations to be proactively protected from emerging Fraud typologies based on collective intelligence.”

“As a leader in the enterprise fraud management space, NICE Actimize continually innovates with advancements in cloud, artificial intelligence, and machine learning so that financial services organizations more effectively stop emerging fraud threats,” said Craig Costigan, CEO, NICE Actimize. “We thank Frost & Sullivan for identifying NICE Actimize’s differentiators in technology and innovation that support FSOs in their fight against the challenging environment surrounding new and aggressive fraud types.”

The report also noted that in 2020, “NICE Actimize announced a strategic acquisition of a market leader in entity enrichment and resolution. This acquisition became X-Sight DataIQ, which NICE Actimize integrated into its portfolio. X-Sight DataIQ orchestrates the aggregation of entity data across hundreds of public and premium sources to ensure that entity data is always accurate. This intelligence fuels detection accuracy and alert resolution efficiency.”

For additional NICE Actimize resources in enterprise fraud:
For the eBook, “The Future of Fraud Fighting Evolving to Stay Ahead of Threats,” please click here.
For more information on NICE Actimize’s Fraud Management Solutions Suite, please click here.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best-in-class positions in growth, innovation, and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation, and implementation of powerful growth strategies. Frost & Sullivan leverages more than 50 years of experience in partnering with Global 1000 companies, emerging businesses, and the investment community from 45 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.